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                          September 19, 2022

       Jonathan S. Halkyard
       Chief Financial Officer
       MGM Resorts International
       3600 Las Vegas Boulevard South
       Las Vegas, NV 89109

                                                        Re: MGM Resorts
International
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K Filed
August 3, 2022
                                                            File No. 001-10362

       Dear Jonathan S. Halkyard:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 8-K filed August 3, 2022

       Exhibit 99.1
       Second Quarter 2022 Financial Highlights
       Consolidated Results, page 2

   1. We note your disclosure that adjusted EBITDAR information is a valuation metric and should not be used as
an operating metric. We further note your presentation of
                                                        Adjusted EBITDAR
margin. Please tell us what consideration you gave to your inclusion of this margin
resulting in Adjusted EBITDAR also being viewed a measure of your operating performance.


       Adjusted Diluted Earnings Per Share, page 3
 Jonathan S. Halkyard
MGM Resorts International
September 19, 2022
Page 2
2. We note your adjustment for loss (gain) related to equity investments to arrive at adjusted diluted earnings per share. Please tell us the nature of this adjustment and how it is derived.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Frank Knapp, Staff Accountant at (202) 551-3805 or Jennifer Monick,
Assistant Chief Accountant at (202) 551-3295 with any questions.



FirstName LastNameJonathan S. Halkyard                         Sincerely,
Comapany NameMGM Resorts International
                                                               Division of
Corporation Finance
September 19, 2022 Page 2                                      Office of Real
Estate & Construction
FirstName LastName